

BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM
PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Mail Stop 3 - 9
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


05007986

SUPPL

28.04.2005


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
WASH, D.C. 185 SECTION

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

Dear Sirs,

Please find attached the financial results for the 1st Quarter of 2005 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

Beate Gabriel
(Finance)

PROCESSED
MAY 1 7 2005
THOMSON
FINANCIAL

Encls.

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

puma.com

PUMA AG RUDOLF DASSLER SPORT
WÜRZBURGER STRASSE 13
D-91074 HERZOGENAURACH
TEL. +49 9132 81 0
FAX +49 9132 81 22 46

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport



For immediate release

MEDIA CONTACT:
Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:
Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, April 26, 2005 – PUMA AG announces its consolidated financial results for the 1st Quarter of 2005

Highlights Q1:

- Global brand sales increase more than 18% currency-neutral
- Consolidated sales grew almost 14% (currency-neutral)
- Gross profit margin on highest level in company's history at 53.4%
- EBIT margin increases to 26.5%
- EPS improves by 13.5% from €5.00 to €5.68

Outlook 2005:

- Future orders once again increase by more than 6% currency-neutral and reach €812 million
- Management reaffirms sales and earnings expectations for 2005

Sales and Earnings Development January through March 2005

Global brand sales up over 18%
PUMA's worldwide branded sales, which include consolidated and license sales, rose 18.1% currency-neutral or, in Euro by 16.3% to €639 million. Footwear sales improved by 13.3% (in Euro 11.5%) to €376 million, Apparel by 21.5% (19.7%) to €211 million and Accessories by a strong 46.9% (45.1%) to €52 million.

Consolidated sales almost 14% above last year
Consolidated sales increased for the 25th consecutive quarter and continued with another double-digit growth of 13.7% currency-neutral in Q1. In Euro, this means an increase of 11.9% to €497 million. Sales in the largest segment, Footwear, were up 12.1% (in Euro 10.6%) to €338 million and Apparel by 12.4% (11.2%) to €124 million. Accessories realized the strongest growth rate with 32.5% (30.1%) and sales climbed to €35 million. All regions contributed positively to this performance.



Gross profit margin on highest level in company history at 53.4%

With its 17th consecutive quarter of positive development, the gross profit margin increased in Q1 by another 170 basis points to 53.4%, resulting once again in the highest gross profit margin in company history. In particular, margin in the segments Apparel and Accessories were up strongly: Apparel increased 4 percentage points to 53.4% and Accessories by 5 percentage points to 51.1%. Footwear added another 0.7 percentage points on top of its already high level, moving from 52.9% to 53.6% despite the difficult market environment in Europe.

Positive development in licensed business

Licensed sales increased significantly by 34.9% to €142 million. Licensee development was consistently positive globally, with particularly strong growth occurring in Asia, where double-digit growth rates in all licensee countries confirms the long-term potential of this region. Royalty and commission income was up 12.6% to €12.5 million in first quarter.

SG&A expenses at 28.4%

In total, SG&A rose 17.7% to €141 million in Q1 2005. As a percentage of sales, the cost ratio increased from 27% to 28.4%, due to the expansion of own retail activities and additional personnel expenses resulting from the management incentive program.

Marketing/Retail expenses rose by 22.3% to €63 million, representing a cost ratio of 12.6% compared to 11.5% in the previous year. Product development and design expenses increased by 7.3% to €9 million and remained nearly constant at 1.8% of sales. Other selling, general and administrative expenses were up 15.2% to €69 million, or from 13.6% to 14% of sales.

Further increase in profitability

Due to the increase in sales and strong gross profit margin, operating profit (EBIT) increased 13% to €132 million resulting in EBIT improvement from 26.2% to 26.5%. Pre-tax profit grew by 13.4% to €133 million. Tax expenses increased from €36 million to €39 million, while the tax rate declined from 31% to 29.5%.

Earnings per share

In Q1, net earnings grew by 13.5% and therefore once again faster than sales. In absolute amounts, net earnings accounted for €91 million versus €80 million in last year's quarter. The net return increased from 18.0% to 18.3%. Earnings per share jumped 13.5% from €5.00 to €5.68. Diluted earnings per share were calculated at €5.63 compared with €4.88.



Net Assets and Financial Position

Equity ratio increased to 58%
Despite a 29.4% increase in the balance sheet total to €1,086 million, shareholder equity further improved. The end of March equity ratio reached 58.2% compared with 54% at the end of last year's quarter.

Very strong financial position
Inventory increased by 8.1% over last year to €190 million and receivables were up by 14.8% to €387 million. Excluding a first time consolidation effect inventories are up 3.4% and receivables by 6%. Cash and cash equivalents grew from €184 million to €323 million and bank debts remained at last year's level of €22 million. Net liquidity improved from €161 million to €302 million at the end of the quarter.

Free cashflow was minus €25 million compared with €5 million last year. The decline was mainly due to significantly higher tax payments as well as an increase in capital expenditures. Furthermore, cashflow was affected by an inventory shift from December to January.

Share Buyback

PUMA purchased another 80,000 of its own shares during the first three months of 2005. At quarter-end, a total of 685,000 shares were held as treasury stock, accounting for 4.1% of total share capital.

Regional Development

All regions contributed with positive growth

European sales were up by 7.8% to €338 million during the first three months and represented 68.1% of consolidated sales. Gross profit margin reached a new record and climbed from 54.7% to 56.9%. Orders on hand stood at €522 million, a decline of 5.5% versus last year which is mainly a result of stronger than expected sales in Q1, and an economic weakness in Western Europe. Furthermore, last year's number was positively influenced by major sporting events in the summer of 2004.

Sales in the **Americas** continued to grow strongly. Currency-adjusted, Q1 sales jumped 37.7% and in Euro terms by 29.5% to €94 million. The region accounts for 19% of consolidated sales. In addition, gross profit margin improved significantly by 130 basis points from 44.8% to 46.1%. The currency-adjusted orders volume was up by a strong 48%, or in Euro by 38.8% to €170 million. In the **US** market, sales increased by 29.5% to USD96 million and order growth showed a further acceleration, up by 36.3% to USD190 million at the end of March.

Asia/Pacific sales increased currency-neutral by 3.2% (in Euro terms –1.5%) to €44 million and contributed 8.8% to consolidated sales. The gross profit margin in this region improved strongly from 48% to 50.9%. As of March 31, 2005, orders on hand were up 15% currency-adjusted (in Euro terms 9.9%) and totaled €90 million. In branded sales, the Asian region in particular developed very positively with growth rates of over 22% and 28% currency adjusted.



In **Africa/Middle East** sales increased significantly by 59.4% to €20 million, accounting for 4.1% of consolidated sales. The gross profit margin climbed strongly from 29.1% to 34.6%. Orders on hand showed a further strong increase of almost 50%.

Outlook

Future orders up

Orders on hand as of March 31, 2005 stood currency-adjusted 6.2% above last year, marking the 37th consecutive quarter of orders increase. In Euro terms, orders grew by 4.6% to €812 million. The future orders mainly include orders for shipments in Q2 and Q3.

Footwear orders were up by 6.1% (in Euro terms 4.1%) to €555 million and Apparel totaled €207 million, an increase of 2.1% (1.4%). Strongest growth was realized in Accessories, with orders up by 29.5% (27.4%) to €51 million.

Management confirms sales and earnings expectations for 2005

Taking into account a strong performance in Q1, management expects to show mid to high single digit sales growth and reaffirms the guidance given earlier this year for the outlook FY2005. The license business should increase in a double-digit range.

Depending on product and regional mix, the gross profit margin is now expected in a range between 51% and 52%. Selling, general and administrative expenses should yield a cost ratio between 30.5% and 31%. An operating margin of clearly above 20% is expected, placing PUMA in the upper range within the sporting goods industry. The tax rate is expected to be around 29%.

Management is optimistic that earnings will also see mid to high single digit growth on a like for like basis. This would lead to new records in both sales and profit. PUMA is planning to announce the strategy for Phase IV (2006-2010) in line with the second quarter release in calendar week 30.

Jochen Zeitz, CEO: "PUMA once again was able to show strong overall growth and profitability on a very high level in Q1, setting the basis for another record year in 2005 and a strong financial position for entering the new Phase IV of the company's development in 2006."



Income Statements

	Q1/2005 € Mio.	Q1/2004 € Mio. *	Devi- ation
Net sales	496,5	443,8	11,9%
Cost of sales	-231,5	-214,6	7,9%
Gross profit	265,0	229,2	15,6%
- in % of net sales	53,4%	51,7%	
Royalty and commission income	12,5	11,1	12,6%
	277,6	240,3	15,5%
Selling, general and administrative expenses	-141,1	-119,9	17,7%
EBITDA	136,5	120,4	13,3%
Depreciation and amortisation	-5,0	-4,0	22,9%
EBIT	131,5	116,4	13,0%
- in % of net sales	26,5%	26,2%	
Interest result	1,1	0,6	101,4%
EBT	132,6	116,9	13,4%
- in % of net sales	26,7%	26,3%	
Income taxes	-39,1	-36,2	8,1%
- Tax ratio	29,5%	31,0%	
Minorities	-2,7	-0,7	308,2%
Net earnings after minorities	90,9	80,1	13,5%
Net earnings per share (€)	5,68	5,00	13,5%
Net earnings per share (€) - diluted	5,63	4,88	15,4%
Weighted average shares outstanding	15,996	15,999	0,0%
Weighted average shares outstanding - diluted	16,134	16,409	-1,7%

** Restated according to IFRS 2*

Balance Sheet

	Mar. 31, '05 € Mio.	Mar. 31, '04 € Mio. *	Devi- ation	Dec. 31, '04 € Mio. *
ASSETS				
Cash	323,3	183,7	76,0%	369,3
Inventories	189,9	175,7	8,1%	201,1
Receivables and other current assets	387,3	337,3	14,8%	189,9
Total current assets	900,5	696,7	29,3%	760,3
Deferred income taxes	49,9	40,0	24,7%	51,6
Property and equipment, net	92,2	70,3	31,1%	84,7
Goodwill and other long-term assets	43,4	32,1	35,3%	33,0
	1.086,0	839,1	29,4%	929,6
LIABILITIES AND SHAREHOLDERS' EQUITY				
Short-term bank borrowings	21,8	22,4	-2,7%	12,9
Accounts payable	161,4	148,0	9,1%	136,9
Other current liabilities	121,9	85,0	43,5%	124,0
Total liabilities	305,2	255,4	19,5%	273,9
Pension accruals	21,5	18,6	15,7%	21,2
Tax accruals	51,6	47,0	9,7%	33,7
Other accruals	66,3	62,2	6,6%	53,8
Long-term liabilities interest bearing	0,0	0,0		0,0
Deferred income taxes	9,6	3,2	201,4%	9,6
Total shareholders' equity	631,9	452,7	39,6%	537,5
	1.086,0	839,1	29,4%	929,6

** Restated according to IFRS 2*

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.



Cashflow Statement

	1-3/2005 € Mio.	1-3/2004 € Mio. *	Deviation
Earnings before taxes on income	**132,6**	**116,9**	**13,4%**
Depreciation	5,0	4,0	22,9%
Non cash effected expenses and income	-0,6	-1,6	-61,5%
Cashflow - gross	**137,0**	**119,4**	**14,7%**
Change in net assets	-120,4	-97,8	23,1%
Taxes, interests and other payments	-20,5	-12,9	59,0%
Cashflow from operating activities	**-3,9**	**8,7**	**-145,3%**
Cashflow from investing activities	**-19,2**	**-3,7**	**415,0%**
Free Cashflow	**-23,2**	**4,9**	**-568,6%**
Dividend payments	-16,0	0,0	
Purchase of own shares	-14,9	-19,2	-22,5%
Other changes	6,0	6,2	-4,3%
Cashflow from financing activities	**-24,9**	**-13,0**	**92,0%**
Effect on exchange rates on cash	3,7	1,1	232,3%
Change in cash and cash equivalents	**-44,4**	**-6,9**	**-541,7%**
Cash and cash equivalents at beginning of financial year	369,3	190,6	93,8%
Cash and cash equivalents end of the period	**324,9**	**183,7**	**76,9%**

** Restated according to IFRS 2*

Segment Data

	Sales		Gross profit	
	1-3/2005	1-3/2004	1-3/2005	1-3/2004
	by head office location of customer			
Breakdown by regions	€ Mio.	€ Mio.	%	%
Europe	338,0	313,6	56,9%	54,7%
America	94,2	72,8	46,1%	44,8%
- thereof USA in US$	96,2	74,3		
Asia/Pacific Rim	43,8	44,5	50,9%	48,0%
Africa/Middle East	20,5	12,9	34,6%	29,1%
	496,5	443,8	53,4%	51,7%

	Sales		Gross profit	
	1-3/2005	1-3/2004	1-3/2005	1-3/2004
Breakdown by product segments	€ Mio.	€ Mio.	%	%
Footwear	338,2	305,9	53,6%	52,9%
Apparel	123,6	111,2	53,4%	49,4%
Accessories	34,7	26,7	51,1%	46,1%
	496,5	443,8	53,4%	51,7%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.